August 27, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Overseas Shipholding Group, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on August 26, 2013. This disclosure can be found in such Annual Report on Form 10-K under “Part I—Item 1. Business—Iran Sanctions Related Disclosure.”

Respectfully submitted,

Overseas Shipholding Group, Inc.

/s/ James I. Edelson
James I. Edelson Senior Vice President, General Counsel and Secretary